UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2022

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of New Director

On June 9, 2022, Immunocore Holdings plc (the “Company”) announced the appointment of Siddharth (Sid) Kaul as a non-executive member of its board of directors, effective June 8, 2022. Mr. Kaul will serve as a Class II director and also serve as a member of the Audit Committee and as a member of the Remuneration Committee, effective June 8, 2022.

Mr. Kaul retired as Group Treasurer and Head of Business Planning and Analysis at Novartis International AG in 2021 after a 17-year career at the company, where his previous roles included serving as Novartis’ Chief Financial Officer, Pharma Europe and Chief Financial Officer, U.S. Prior to joining Novartis, Mr. Kaul spent two decades at The Procter & Gamble Company, where he worked in a number of finance leadership roles across financial planning and analysis, strategic planning, and accounting and auditing in the United States and Japan. Mr. Kaul holds a B.S. degree in business administration from West Virginia University and an M.B.A from Indiana University Bloomington.

Press Release

On June 9, 2022, the Company issued a press release regarding the appointment of Siddharth Kaul as a non-executive member of its board of directors, effective June 8, 2022. A copy of this press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Incorporation by Reference

This Report on Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3ASR (File No. 333-264105) and the Company’s registration statements on Form S-8 (File Nos. 333-226457 and 333-265000) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated June 9, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date: June 9, 2022	By:	/s/ Bahija Jallal, Ph.D.
		Name:	Bahija Jallal, Ph.D.
		Title:	Chief Executive Officer